ARES VENTURES CORP.
                            4600 Lamont Street #4-327
                            San Diego, CA 92109-3535
                       Telephone & Facsimile (858)408-2457
--------------------------------------------------------------------------------

                                                               November 20, 2008

Mr. John Lucas
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

Re: Ares Ventures Corp.
    Amendment 1 to Registration Statement on Form S-1
    File No. 333-154455
    Filed November 10, 2008

Dear Mr. Lucas,

Thank you for your assistance in the review of our filing. In response to your comment letter dated November 20, 2008 we have the following comments.

Outside Front Cover Page of Prospectus

     1. The cover page has been revised to state "If the offering is extended for an additional 90 days we will file a post-effective amendment to alert subscribers about the extension and notify the subscribers by registered mail 10 days prior to the extension of the offering period that the post-effective amendment has been filed. We will advise the subscribers that their money will be refunded unless they provide us with an affirmative statement indicating they wish to subscribe to the extended offering prior to the termination of the original offering. If they do not wish to subscribe to the extended offering their funds will be promptly refunded." We have also updated this disclosure in the Terms of the Offering section of the prospectus.

Sincerely,


/s/ Shane Ellis
-----------------------------
Shane Ellis
President & Director